Nexus Build, Inc. 2021

Consolidated Financial Statement For The Period Ended

December 31, 2021

Table of Contents

Nexus Build, Inc.

Balance Sheet

Assets	2021
Current Assets	
Cash	
Accounts receivable	
Inventory	
Prepaid expenses	
Short-term investments	
Total current assets	0
Fixed (Long-Term) Assets	
Long-term investments	
Property, plant, and equipment	
(Less accumulated depreciation)	
Intangible assets	
Total fixed assets	0
Other Assets	
Deferred income tax	
Other	
Total Other Assets	0
Total Assets	**0**

Liabilities and Owner's Equity	
Current Liabilities	
Accounts payable	
Short-term loans	
Income taxes payable	
Accrued salaries and wages	
Unearned revenue	
Current portion of long-term debt	
Total current liabilities	0
Long-Term Liabilities	
Long-term debt	
Deferred income tax	
Other	
Total long-term liabilities	0
Owner's Equity	
Owner's investment	
Retained earnings	
Other	
Total owner's equity	0
Total Liabilities and Owner's Equity	**0**

Common Financial Ratios	
Debt Ratio (Total Liabilities / Total Assets)	
Current Ratio (Current Assets / Current Liabilities)	
Working Capital (Current Assets - Current Liabilities)	0
Assets-to-Equity Ratio (Total Assets / Owner's Equity)	
Debt-to-Equity Ratio (Total Liabilities / Owner's Equity)	

Nexus Build, Inc.

Income Statement

For the Year Ending Dec 31, 2021

Revenue	2021
Sales revenue	0
(Less sales returns and allowances)	
Service revenue	0
Interest revenue	
Other revenue	
Total Revenues	**0**

Expenses	
Advertising	0
Bad debt	
Commissions	
Cost of goods sold	0
Depreciation	
Employee benefits	
Furniture and equipment	
Insurance	
Interest expense	0
Maintenance and repairs	
Office supplies	
Payroll taxes	
Rent	
Research and development	
Salaries and wages	0
Software	
Travel	
Utilities	
Web hosting and domains	
Other	0
Total Expenses	**0**

Net Income Before Taxes	0
Income tax expense	0

Income from Continuing Operations	**0**

Below-the-Line Items	
Income from discontinued operations	
Effect of accounting changes	
Extraordinary items	

Net Income	**0**

Nexus Build, Inc.
Consolidated Statement of Equity
December 31, 2021

	Common Stock		Preferred Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
Beginning Balance, December 13th (Inception)	-	$ -	-	$ -	$ -	$ -	$ -
Contributions	10,000,000	$0.00	-	-	-	-	-
Other comprehensive gain/(loss)	-	-	-	-	-	-	-
Net income	-	-	-	-	-	-	-
Ending Balance, December 31, 2021	**10,000,000**	**$0.00**	**0**	**0**	**$0.00**	**$0.00**	**$0.00**

Nexus Build, Inc.

Cash Flow Statement

	For the Year Ending	12/31/21
	Cash at Beginning of Year	0

Operations

Cash receipts from customers	0
Cash paid for	
Inventory purchases	0
General operating and administrative expenses	0
Wage expenses	0
Interest	0
Income taxes	0
Net Cash Flow from Operations	**0**

Investing Activities

Cash receipts from	
Sale of property and equipment	0
Collection of principal on loans	
Sale of investment securities	
Cash paid for	
Purchase of property and equipment	0
Making loans to other entities	
Purchase of investment securities	
Net Cash Flow from Investing Activities	**0**

Financing Activities

Cash receipts from	
Issuance of stock	
Borrowing	
Cash paid for	
Repurchase of stock (treasury stock)	
Repayment of loans	0
Dividends	0
Net Cash Flow from Financing Activities	**0**

Net Increase in Cash	**0**

Cash at End of Year	0

Notes

1. **Summary**

   The consolidated financial statements have been prepared to present the financial position and results of operations of Nexus Build, Inc.. The financial statement only include information from inception (December 13, 2021) through December 31, 2021. Nexus Build, Inc. was incorporated in the State of Delaware on December 13, 2021. Nexus Build, Inc. is an early stage startup focusing on robotic home construction. Originally incorporated under the name Paradigm Building Technologies, Inc. the company completed Certificate of Amendment on February 9, 2022 changing the company name to Nexus Build, Inc.. Nexus Build, Inc. is headquartered in Austin, Texas.

2. **Stock Purchases**

   Payment of stock issuance was completed in 2022 which is why it is not shown on the financials for fiscal year 2021.